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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel
William Mastrianna
Terry French
Claire Delabar

Re:	Corsair Gaming, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on June 15, 2018
CIK No. 0001743759

Ladies and Gentlemen:

Corsair Gaming, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on June 15, 2018 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 12, 2018 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

August 10, 2018

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Our Market Leadership, page 5

1.

Please update the chart here and on page 98 to clarify whether the numbers presented in the Corsair column refer to your market share position and if so, whether that numerical position is relative to the entire market or only to the eight competitors listed. Additionally, as one of your three categories of products is “prebuilt gaming PCs,” please consider adding Corsair ONE to this chart for context.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 99 of the Registration Statement accordingly. In addition, the Company acknowledges the Staff’s comment regarding adding Corsair ONE to this chart and respectfully advises the Staff that Corsair ONE is a new product with limited availability due to it incorporating premium high-performance GPUs, which have supply limitations, and accordingly the Company believes that market share data that is currently available is neither representative nor meaningful as a tool to evaluate Corsair ONE. Further, the chart is intended to reflect the Company’s market share position in key products from which the Company has derived a material amount of net revenue. Corsair ONE accounted for only approximately 1% of the Company’s net revenue for 2017. By comparison, sales from the key products listed on the chart each accounted for over 95% of the Company’s net revenue in 2017. Accordingly, the Company believes that it would be misleading to investors for the Company to include Corsair ONE in a chart that reflects the market share position of the Company’s “key” products.

Our Growth Strategy, page 6

2.	You disclose that the U.S. market share for your peripherals was 21.7% as of March 2018. Please also disclose the U.S. market share for your components and, if material, your prebuilt gaming PCs.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while NPD Group data is available for some product lines in our gaming PC components business, such market data is not available for other important product lines such as our cooling solutions. Consequently, there is no readily available data for our entire gaming PC components segment, which segment includes our prebuilt gaming PCs. Accordingly, based on the sources available to the Company, it is not possible for the Company to include disclosure in the Registration Statement regarding its market share of the overall gaming PC components.

August 10, 2018

The Reorganization and the Acquisition Transaction, page 9

3.	Include a graphic depiction of your before and after corporate structure relating to the Reorganization including ownership by EagleTree and your public investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Registration Statement accordingly.

Our operating results are particularly sensitive to freight costs, and our costs may increase significantly if we are unable to ship, page 9

4.	Expand to discuss the potential impact that the recent series of U.S. tariffs on Chinese manufactured goods are likely to have on your operating costs or the final cost of your gear to your customers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 30 of the Registration Statement accordingly.

Risk Factors, page 33

5.

We note your discussion of a covenant in your credit facilities which requires your consolidated total net leverage ratio to be no greater than 8 to 1 in certain circumstances. Please quantify and disclose the current ratio, your expectations for this ratio after the offering, and whether you believe you will be in compliance with the covenant after the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Registration Statement accordingly.

Selected Financial Data, page 60

6.

Please revise the column labeled Combined Year End December 31, 2017 to include all the pro forma adjustments presented in the pro forma financial information at page 65. Also revise the presentation in MD&A at page 76 and elsewhere in the document

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 14, 15, 61, 62, 63, 65, 71, 72, 77-83 and 94 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

7.

We note your statement that your “overall gross margin is affected by changes in product mix.” Please disclose whether the introduction of Corsair ONE has had an impact upon the overall gross margin figure and what you expect its impact will be in the future.

August 10, 2018

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Registration Statement accordingly.

Business

Our Market Opportunity, page 97

8.

We note your graphic acknowledging the size of the non-PC gaming market and your earlier reference to the risks associated with “the migration of gamers to mobile devices or consoles.” Please discuss whether you have any strategies or plans beyond eSports to attract mobile or console-only consumers to your products. Please also discuss whether you intend to expand into the mobile or console gaming fields.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Registration Statement accordingly.

Our Competitive Strengths, page 51

9.	Please explain the scope and definition of your “target market.”

Response: The Company respectfully advises the Staff that our target markets include the markets for gaming PC peripherals, gaming PC components and prebuilt gaming PCs as each is described in the Registration Statement. Further, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 101 of the Registration Statement accordingly.

Description of Capital Stock, page 148

10.

We note your discussion of the renunciation of certain corporate opportunities and your risk factor presentation of the same. Please clarify whether this applies to opportunities presented to officers and directors in their specific capacity as a Corsair officer or director. Please also clarify whether these provisions will also apply to non-EagleTree affiliated officers and directors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 150 of the Registration Statement accordingly.

Note 2. Summary of Significant Accounting Policies

Distribution Costs, page F-9

11.

We note that you include costs to operate your regional distribution hubs in sales and marketing expense instead of as a cost of sales. Please expand the disclosure to include the reasons you believe this income statement classification is appropriate. Please also integrate this disclosure with the disclosure in Restructuring and Other Charges on pages F-20 and F-53 to explain the reasons why you continue to incur costs to operate the regional distribution hubs following your decision to outsource hub shipping operations.

August 10, 2018

Response: The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on page F-19 (Note 2, Significant Accounting Policies – Distribution Costs) to include the reasons why including distribution costs in sales and marketing expense is appropriate. The Company has also clarified the disclosure in Restructuring and Other Charges on pages F-20 and F-53 to indicate that the restructuring activities disclosed are only for one of the Company’s regional distribution hubs. The Company will continue to incur costs to operate its two distribution hubs that were not outsourced.

General

12.

We note references to third-party information throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Response: In response to the Staff’s comment, the Company has supplementally provided copies of materials that support the third-party information and the industry research covering economic trends and industry data referenced throughout the prospectus, clearly cross-referencing each statement with the underlying factual support. These supplemental materials have been provided pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933 (17 CFR 230.418) and shall not be required to be filed with or deemed part of and included in the Registration Statement. The Company respectfully requests that the Staff return or discard such supplemental materials upon completion of the Staff’s review.

The third-party report prepared by Newzoo was commissioned specifically for this filing and accordingly the Company has filed a consent from Newzoo to the use of its name and data as Exhibit 23.3 to the Registration Statement. The Company respectfully advises the Staff that no other reports were prepared specifically for this filing and therefore no consents were required to be filed.

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

August 10, 2018

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

August 10, 2018

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese Tad J. Freese, Esq. of LATHAM & WATKINS LLP

cc:	Andrew J. Paul, Corsair Gaming, Inc.

Nick Hawkins, Corsair Gaming, Inc.

Jack Sheridan, Esq., Latham & Watkins LLP

Page Mailliard, Esq., Latham & Watkins LLP

Eric Jensen, Esq., Cooley LLP

Seth Gottlieb, Esq., Cooley LLP